UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 6, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	6 October 2020

Release Number	16/20

BHP to acquire an additional 28 per cent working interest in Shenzi from Hess

BHP today announced that it has signed a Membership Interest Purchase and Sale Agreement with Hess Corporation (Hess) to acquire an additional 28 per cent working interest in Shenzi, a six-lease development in the deepwater Gulf of Mexico. Shenzi is structured as a joint ownership: BHP (Operator, 44 per cent interest); Hess (28 per cent interest) and Repsol S.A. (28 per cent interest).

BHP and Hess have agreed to a purchase price of US$505 million, subject to customary pre and post-closing adjustments.

The acquisition would bring BHP’s working interest to 72 per cent and immediately add approximately 11,000 barrels of oil equivalent per day of production (90 per cent oil).

This transaction is consistent with our strategy of targeting counter-cyclical acquisitions in high-quality producing or near producing assets. While our strict Capital Allocation Framework tests ensure all investments are resilient to low points in the commodity cycle, we also recognise the potential for price upside over the medium term given the global slowdown in development activity, and we are well positioned to participate in that upside. We continue to believe that the fundamentals for oil and advantaged gas will be attractive for the next decade and likely beyond.

BHP President Petroleum Operations, Geraldine Slattery said: “This transaction aligns with our plans to enhance our petroleum portfolio by targeted acquisitions in high quality producing deepwater assets and the continued de-risking of our growth options. We are purchasing the stake in Shenzi at an attractive price, it’s a tier one asset with optionality, and key to BHP’s Gulf of Mexico heartland. As the operator, we have more opportunity to grow Shenzi high-margin barrels and value with an increased working interest.”

The effective date of the transaction is 1 July 2020 with an expected close by December 2020, subject to the satisfaction or waiver of customary and transaction-specific conditions.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 6, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary